EXHIBIT 12

F.N.B. Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Dollars in thousands

Year Ended December 31	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$206,670	$162,560	$154,183	$119,051	$102,536
Fixed charges, excluding interest on deposits	29,921	18,384	19,470	23,402	26,285
Less: Preferred stock dividends	(11,983)	—	—	—	—

Subtotal	224,608	180,944	173,653	142,453	128,821
Interest on deposits	29,602	29,441	42,513	53,535	64,524

Total	$254,210	$210,385	$216,166	$195,988	$193,345

Fixed charges:
Interest on borrowed funds	$13,083	$14,903	$16,542	$21,082	$24,207
Interest component of rental expense	4,855	3,481	2,928	2,320	2,078
Preferred stock dividends	11,983	—	—	—	—

Subtotal	29,921	18,384	19,470	23,402	26,285
Interest on deposits	29,602	29,441	42,513	53,535	64,524

Total	$59,523	$47,825	$61,983	$76,937	$90,809

Ratio of earnings to fixed charges:
Excluding interest on deposits	11.85x	9.84x	8.92x	6.09x	4.90x
Including interest on deposits	5.10x	4.40x	3.49x	2.55x	2.13x

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	7.51x	9.84x	8.92x	6.09x	4.90x
Including interest on deposits	4.27x	4.40x	3.49x	2.55x	2.13x